
07025549


MICRO
FOCUS

July 23, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure
Amendment to 12g3-2(b) Application

Dear Sir/Madam:

Attached, please find an amended Exhibit B for the Rule 12g3-2(b) application for Micro Focus International plc, File No. 82-34962. This revised Exhibit B had been updated to reflect changes in the disclosure rules resulting from the UK Companies Act 2006 and the EU Transparency Directive.

Additionally, Micro Focus International plc does also hereby amend its application for exemption under Rule 12g3-2(b) pursuant to Rule 12g3-2(f), to provide the Commission with the address of its website, http://www.microfocus.com, where it intends to publish information electronically as set forth in the attached Exhibit B. Materials not published on the Micro Focus website will continue to be provided to the SEC in hardcopy.

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

Micro Focus International plc
File No. 82-34962

Exhibit B

Mirco Focus International plc
(Incorporated under the Companies Act 1985
as a public company with limited liability and registered in England and Wales with
Registered No. 3458224
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Available electronically on www.microfocus.com?**
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985	No. Hardcopy provided with original 12g3-2(b) application. Future amendments provided only in hardcopy
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules	No. Results of any votes by shareholders will be report on the web, but amendments will be provided in hardcopy.
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining requirements of S.242 Companies Act 1985 will stay in force until April 2008) Listing Rules	Yes.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
	To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end To the registrar of companies within 7 months of the Company's financial year end		
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules	Yes.
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR	Yes.
Interim management statement giving a general description of the issuer's financial position and	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial	DTR	Yes

Micro Focus International plc
File No. 82-34962

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
performance	period		
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Companies Act 1985 (effective until October 2007) Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007) Listing Rules Company's articles of association	Yes.
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	S.363 Companies Act 1985	No. Will be provided in hardcopy.
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules	Yes.
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985	Yes.
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual	To the FSA as soon as possible after the meeting	Listing Rules	Yes.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
general meeting			
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules	Yes.
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	S.135 Companies Act 1985	Yes.
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	Companies Act 1985 (effective until October 2007) S.167 Companies Act 2006 (effective October 2007) Listing Rules	Yes.
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985	Yes.
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985	Yes.
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985	Yes.

Micro Focus International plc
File No. 82-34962

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules	Yes.
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985	No. Will be provided in hardcopy.
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules	Yes.
Directors' service contracts	Available for inspection at the registered office during normal business hours Shareholders have a right to request a copy of any director's service contract from the Company	Companies Act 1985 (effective until October 2007) S.228 Companies Act 2006 (effective October 2007)	No.
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985	No. Will be provided in hardcopy.
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions	To a RIS as soon as possible	DTR	Yes.

Micro Focus International plc
File No. 82-34962

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer			
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules	Yes.
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules	Yes.
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules	Yes.
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985	Yes.
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules	Yes.
Any extensions of time granted for the currency of temporary	To a RIS as soon as possible	Listing Rules	Yes.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
documents of title			
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules	Yes.
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules	Yes.
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules	Yes.
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules	Yes.
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules	Yes.
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules	Yes.
Notification of information disclosed in	Issuers must publish a monthly statement of the total	Companies Act 2006	Yes.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
accordance with DTR 5 and section 212 of the Companies Act 1985	number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	DTR	
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR	Yes.

Micro Focus International plc
File No. 82-34962

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Available electronically on www.microfocus.com?
section 324 and section 328 of the Companies Act 1985			
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules	Yes.
Variation and disposals of equity shares under an exemption allowed I the lock-up arrangements	To a RIS as soon as possible	Listing Rules	Yes.
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code	Yes.


END